FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of August 2010

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is the script related to Registrant’s conference call held on August 10, 2010 after the announcement of Registrant's results for the quarter ending June 30, 2010.

This report on Form 6-K is being incorporated by reference into the Registration Statement on Form F-3 (Registration No. 333-160683) and the Registration Statements on Form S-8 (Registration Nos. 333- 158476, 333-96630, 333-132649, 333-123410, 333-113932, 333-08826, 333-10092, 333-12466 and 333-12988).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated August 16, 2010	By: /s/ Rachel Prishkolnik
Rachel Prishkolnik
Corporate Secretary

CONFERENCE CALL SCRIPT - Gilat Satellite Networks
August 2010

Tom Watts
Good morning and good afternoon. Thank you for joining us today for Gilat’s second quarter 2010 results conference call.

A recording of the call will be available beginning at approximately 12:00 PM Eastern Time, today, August 10th, 2010 until August 12th, 2010 at 12:00 PM. Our earnings press release and website provide details on accessing the archived call.

Investors are urged to read the forward-looking statements in our earnings release, which say that statements made on this earnings call which are not historical facts may be deemed forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All forward-looking statements, including statements regarding future financial operating results involve risks, uncertainties and contingencies, many of which are beyond the control of Gilat and which may cause actual results to differ materially from anticipated results. Gilat is under no obligation to update or alter our forward-looking statements whether as a result of new information, future events or otherwise and we expressly disclaim any obligation to do so. More detailed information about risk factors can be found in our reports filed with the Securities & Exchange Commission.

That said, on the call this morning is Amiram Levinberg, Gilat’s Chairman of the Board and Chief Executive Officer and Ari Krashin, Chief Financial Officer.  Amiram please go ahead.

Amiram
Thank you, Tom.  Good day everyone.

I would like to begin today’s call with highlights of the quarter, which include corporate updates of the settlement agreement, a rundown of our second quarter results, followed by a more detailed review of our business during the quarter.  Following the quarterly review, Ari will take you through the detailed financial results.  We will then open the call for questions.

In the second quarter, revenues decreased compared to the second quarter 2009 and we finished with a loss of $1.4 million.  During the period we continued to increase our R&D expenses as planned. The effect of this was somewhat offset by the improvement in the gross margin which grew compared to the respective quarter in 2009.

Today we also published a press release announcing that we signed a settlement agreement with each of the purchasers, against whom we had filed lawsuits in 2008. You will recall that the lawsuits were filed against the parties that had guaranteed the payment of approximately $47 million as a termination fee under the Merger Agreement that was approved by the Company's shareholders in July 2008.

Under the terms of the settlement agreement, the investors will pay Gilat an aggregate of approximately $20 million, over half of which will be paid by October 1, 2010 and the remainder to be paid in installments ending in October 2013. The settlement agreements were reached as part of mediation proceedings that began in April 2009. The agreements have been signed though certain formalities such as filings in the Israeli courts still need to be completed. As is common is such settlement agreements, we are bound by terms of confidentiality and so I trust you will appreciate that I can’t provide details beyond our press release on this matter.

The quarter was also highlighted by the completion of the acquisition of Raysat Antenna Systems. This is following the announcement we had on March 17 that we reached an agreement to acquire the company.

As a reminder, Raysat Antenna Systems provides low profile and light-weight antennas, as well as complete system solutions, to the rapidly growing Satcom On The Move market.  These antennas are critical in meeting the stringent requirements of the U.S. DoD, which is already a customer of Raysat Antenna Systems.  The product portfolio includes different size antennas to meet varying customer requirements.

Following the closing of the acquisition on July 1st , the U.S. operations of Raysat Antenna Systems now operates under Spacenet Integrated Government Solutions (SIGS) and the international business operates within Gilat's worldwide operations. SIGS was established during 2009 to provide fully integrated end-to-end communications solutions for Defense, Intelligence, Homeland Security, Public Safety, Federal and Civilian Government agencies

As part of the Raysat Antenna Systems deal, we also entered into a definitive agreement to acquire from its sister company, Raysat, a Research and Development center in Bulgaria in addition to certain Intellectual Property Rights.  The R&D center will continue to focus on the development of State-of-the-Art low- profile antenna systems for Ku, Ka and X bands for the Satcom-On-The-Move market and has a world-leading low-profile antenna design team of over 60 skilled engineers out of approximately 100 employees in total. This second acquisition is almost completed, waiting for certain approvals required in Bulgaria.

We are very excited about the acquisitions and expect this move to assist us in expanding our penetration of the defense and government sectors worldwide.

The market condition in the US continues to be challenging, and there was a decline in second quarter revenues from the US compared to the comparable quarter in 2009. Having said that, we continued to sign new contracts and extensions to existing contracts during the quarter.  Spacenet announced that we signed a contract with Valero to serve as a provider for managed network services and offer connectivity to its nationwide branded wholesale locations. I will talk a bit more about this and the managed network service market later in the call.

On the international front, we announced several new contracts in Africa and Asia during the quarter – VTI in Vietnam, ETC in Ethiopia and a deployment of satellite networks for defense and homeland security applications in Asia. Revenues in Africa grew this quarter compared to the comparable quarter in 2009, though this was offset by lower results in the other regions.

Our operations in Colombia and in Peru are stable. We are also meeting the operational parameters in our Colombia operations and receiving the subsidy in a timely manner.

Moving to the financial indicators summary slide, revenues for the second quarter of 2010 were $51.8 million – a decline compared to the $56 million we had in the second quarter of 2009. We continued to increase our gross R&D expenses by about 700 thousand dollars, which is in line with our plans for 2010. We were able to improve our gross margin this quarter to 32.6% compared to 30.4% in the second quarter of 2009. Our cash balances also increased by close to $10 million this quarter, mainly due to exceptional collection this quarter.

We had a growth in bookings this past quarter, and these increased both sequentially compared to Q1 and compared to Q2 2009. This is a good sign for us looking forward and we hope this is an indicator regarding business for the second half of 2010.
Ari will discuss the Q2 2010 results in more detail later in the call.

Getting into a little more detail on our business during the second quarter, I will begin with the developed markets.

In Q2, Spacenet signed extensions to existing gaming contracts, covering three states. This continues to be an important market for us in the US. Our relationship with the US gaming industry also opens opportunities in the International market, as these same players often offer services in other markets.

Emergency response and disaster recovery also continues to be an important market for us. This type of application is seen in Federal, State and local governments as well as enterprises and telcos. An example of this type of deployment is an extension contract we received this past quarter from AT&T for management and control of their switches, as part of their FASTAR service. FASTAR is a FAST Automatic Restoration of voice and data service network elements to an area affected by a disaster, be it natural or man-made.

In the second quarter of 2010 we had several contract extensions as well as new enterprise customers. Some examples of these include Buffets, Roses and Centerpoint Energy. In some of these cases, this was for prime connectivity, or where the VSAT is always being used to provide the communication network. Just for reference, this is what we typically provide to the gaming industry.

Just today we announced that we signed a contract where we will serve as a broadband managed services provider for Valero’s nationwide wholesale locations. This will be for primary retail applications and network backup at up to 4000 locations. Spacenet will be offering to these sites managed network services with hybrid DSL and satellite connectivity, based on the Prysm Pro platform.

Applications in these sites include Internet/intranet access, point-of-sale and credit/debit transactions, ATM transactions, Automatic Tank Gauge (ATG), WiFi, store loyalty programs and video security. Valero is a long-time customer of Spacenet’s satellite connectivity, and we are very happy that our managed network solution has been chosen by them as well.

This leads me to the managed network services market in general. The US telecom landscape is highly fragmented, with practically no single entity able to provide nationwide connectivity on wholly owned wire-line infrastructure. There is also a large number of telco operators, with one report stating over 270 such operators. For these reasons, many enterprises prefer to have a Managed Network Service, where a single entity manages the connectivity to the branches or enterprise sites. In most cases, there is broadband connectivity to these sites, but of various levels of reliability and managing the multiple communication providers is a complex task.

Spacenet has been entering this market-space, usually together with satellite technology, providing a hybrid solution, often based on our PrysmPro product. During 2010 we have expanded our offering to also provide connectivity based on pure terrestrial technology, even without satellite. In the beginning of the year, we announced such a deal with Regis, for over 7000 sites. We see this market as adjacent to Spacenet’s existing market, and we have many of the core strengths needed to succeed in it. As I have mentioned before, Prysm Pro is one of these, being an enabler to provide such services. The recent award of the innovation product of the year for the DC area by SmartCEO is an indication that this product is perceived not as a “satellite only” product but rather as a solution for the mainstream managed network services market.

Now turning to the emerging markets.

During the quarter we announced several new projects and activities in Africa and Asia, for a variety of applications. We saw new networks deployed for enterprise, gaming, government and defense applications.

As I said before, we had a relatively strong quarter in Africa, compared to the second quarter of 2009. One of our announcements was for the sale of satellite network equipment to Ethiopia’s SchoolNet project. This is an expansion of an existing deployment and we are proud to be part of initiatives such as these.

We also had another large deployment in Africa for gaming this quarter. In this case, it was a turnkey project for about 1000 sites to be deployed within three months. It was a difficult project to deliver on as it was in a very challenging environment. We were still able to complete it successfully and on time.

We also announced several deals in Asia this quarter. In Vietnam we are deploying a SkyEdge II network for Vietnam Telecom International (VTI), a subsidiary of VNPT, Vietnam's national telecommunications service provider. This network will operate on VINASAT-1, the first Vietnamese communications satellite and will provide a wide range of applications, such as broadband Internet access, GSM backhauling and private leased circuits. Governments sometimes choose to launch a national satellite as a means to initiate better telecommunication services and especially broadband connectivity in their respective countries. We have seen several such initiatives, such as Vietnam, and continue to see these national satellite projects in other regions as well.

For those of you with the presentation in front of them, you can see another deployment in Asia. The picture is from Gorakshep, which is the last village in Nepal on the Everest trek before the Everest Base Camp. At over 5,100 meters elevation, the Gorakshep VSAT installation is one of the highest in the world. The site, which enables calls from mobile phones and fixed telephony to any location worldwide, hosts numerous visitors yearlong and is part of Nepal Telecom's larger Gilat network deployment announced last year.

We also announced that we will be providing networks for defense and homeland security in another Asian country. Because of the nature of these deals, we cannot disclose the name of the country. We have been seeing for the past year or two more demand for defense and homeland security from the International market, and this is an encouraging sign. So while the US defense market is largest in the world, we see the growth for defense applications outside the US strong.

That concludes our business overview. Now before I turn the call over to Ari Krashin, I just want to give a small update. Ari will be relocating to the US, while continuing to act as our CFO. This will enable us to increase  our efforts to focus on the US DoD market and especially looking for M&A targets, This also means that for the US investors, he will also be easier to meet and on the same time zone as most of you. I am sure you will enjoy your new location, Ari. And now let’s review the financials.

Speaker:                      Ari Krashin

Thank you Amiram. For the second quarter of 2010, Gilat revenues totaled $51.8 million, a year-over-year decline from Q2 2009’s $56.0 million and a quarter-over-quarter decline from Q1’s $57.1 million.  On a more positive note, our quarter-over-quarter and year-over-year bookings have increased so we are hopeful that revenues will be stronger in the second half of the year.

Gilat maintained its planned investment program in the quarter with gross R&D at $4.7 million, similar to first quarter, but up from Q2, 2009’s $4.1 million.  The projects that we are investing in are augmenting the capabilities of our current products, as well as creating new products that we expect to begin contributing to revenue growth as early as 2011.  In addition to our internal R&D, Gilat’s acquisition of Raysat Antenna Systems, plus Raysat’s advanced research facilities in Bulgaria, should further expand Gilat’s product pipeline over the next 12 to 24 months.

Despite the revenue decline in the quarter, Gilat’s margins remained robust.  Gross margins at 32.5% increased from Q2, 2009’s 30.4%.  Gross margins always vary quarter to quarter based on our mix between equipment and service revenues.  However, the gross margin strength that Gilat has achieved throughout the economic cycle underscores our commitment to financial discipline and cost control.

Last quarter, we indicated that we incurred over $350 thousand dollars of legal and professional fees in connection with the definitive agreement we signed both with RaySat Antenna Systems and RaySat Bulgaria.  In Q2, we incurred additional transaction-related expenses of approximately $200 thousand to close the acquisitions.  These expenses should not continue into Q3.

Overall, we were able to reduce SG&A in the quarter to $14.8 million from Q1’s $15.1 million.  However, SG&A still increased year-over-year from Q2, 2009’s $14.4 million.  This was mainly as a result of the legal and professional fees mentioned above.

GAAP operating income for the quarter came in at a loss of $1.4 million, deterioration from both Q2:2009’s loss of a half million and Q1’s breakeven level.  Given our cost controls during the quarter, the increased loss was due almost solely to the lower revenues in the quarter.

Our GAAP net income for the quarter was a loss of $1.3 million dollars, or 3 cents per diluted share, compared to Q2:2009’s loss of $1.2 million or 3 cents per diluted share. On a Non-GAAP basis, net income for the quarter was a loss of 0.9 million dollars, or 2 cents per diluted share, compared to a loss of $1 million or 2 cents per diluted share in the same quarter of 2009.

Gilat’s cash position further reinforces our focus on financial discipline. Cash balances in Q2 rose to $154.6 million due to positive cash flow from operations of approximately $17.9 million as a result of exceptional collection during this quarter. Our cash balances at the end the third quarter are expected to decrease, reflecting the closing of Raysat Antenna Systems and RaySat Bulgaria transactions in an aggregate amount of $30 million, and the re-payment of the loan to Bank Leumi in the amount of $4 million, in accordance with the repayment schedule.

Our trade receivables at the end of the quarter were $43.9 million representing DSO of 76 days. This represents an improvement from previous quarters mainly as a result of our efforts to manage our working capital and focus on payment terms.

Our shareholder's equity at the end of the quarter totaled $231.7million.

Now I'd like to turn the call back to Amiram.

Amiram ?

Thank you Ari.

To summarize our call, we had a year over year decline in revenues this quarter. We continued to increase our R&D spending as planned. We improved our gross margins this quarter compared to Q2 2009. Our balance sheet remains strong and this quarter we had an increase in our cash.

We signed a settlement agreement with each of the purchasers, against whom we had filed lawsuits in 2008. This will enable us to now focus all of our management attention to implementing our strategy and on our ongoing business.
The quarter was highlighted by completing the acquisition of Raysat Antenna Systems. This acquisition is part of our focus on the defense and military markets.

We experienced challenging business conditions in most of the world regions, but there are signs that economic activity is improving and that satellite capacity in some regions is becoming less scarce. Our bookings increased this quarter, so looking at the second half of 2010, we are cautiously optimistic that the business will be better than the first half.

That concludes our review. We would now like to open the floor for questions.

Operator :

(Operator Instructions). James Breen, William Blair.

James Breen - William Blair - Analyst:
Thanks for taking my question. Just with respect to the business trends, obviously you saw revenue down a bit this quarter. Can you talk about the combination of things that caused that? And then where you see the momentum building in the second half? Is it -- did you see price pressure on existing products or is it just competition from other providers? Thanks.

Amiram Levinberg - Gilat Satellite Networks Ltd. - Chairman, CEO:
No, I don't think that it's competition from other providers and it's certainly not pressure on price as we saw where gross margin actually increased. It's more kind of economical situation in many parts of the world. Having said that, bookings have actually increased both in the US and in the international market. So -- and that applies for both Q1 and also for the whole half of the year.

Also we saw where a couple of millions slipped into Q3 results, no good reason just kind of end of the quarter issue. But as a trend I would say that bookings are higher in the first half this quarter as compared to the previous and second quarter as compared to the comparable. So, as I've said, we'd like to be cautiously optimistic that second half of the year should actually look better than first half of the year.

James Breen - William Blair - Analyst:
And did you see any large adverse effects, just the currency fluctuations within the quarter?

Amiram Levinberg - Gilat Satellite Networks Ltd. - Chairman, CEO:
Not really. The currency fluctuations did not have a significant effect on us. And basically we have lots of expenses in Israeli shekels. However, we used to hedge kind of half a year ahead of time. Obviously most of our revenues are in US dollars. So expenses -- most expenses in Israeli currency called shekel, most revenues in US dollars. And we try to hedge usually half a year down the road. So, no, I wouldn't say that the fluctuation in currency has a lot of effect on us at this point in time.

James Breen - William Blair - Analyst:
And then just one last question. With respect to your different business lines, where are you seeing the most momentum right now or the greatest amount of sales going forward?

Amiram Levinberg - Gilat Satellite Networks Ltd. - Chairman, CEO:
Latin America is I think most of the momentum. Africa is kind of relatively small, so the momentum is there also; however, it is not a very big portion.

James Breen - William Blair - Analyst:
Great, thank you very much.

Operator :
(Operator Instructions). There are no further questions at this time. Before I ask Mr. Levinberg to go ahead with his closing statement, I would like to remind participants that a replay of this call is scheduled to begin two hours after the conference. In the US please call 1-888-295-2634; in Israel please call 03-925-5930; internationally please call 9723-925-5930. Additionally, a replay of this call will be available on the Company's website, www.gilat.com. Mr. Levinberg, would you like to make your concluding statement, sir?

Amiram Levinberg - Gilat Satellite Networks Ltd. - Chairman, CEO:
Yes, I would just like to thank you all for joining us for this quarter's call. Good afternoon and goodbye.

Operator :
Thank you. This concludes Gilat Satellite Networks' second-quarter 2010 results conference call. Thank you for your participation. You may go ahead and disconnect.